Exhibit 99.1

Date: March 27, 2017

To: All Canadian Securities Regulatory Authorities

Subject: GREAT PANTHER SILVER LIMITED

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	April 21, 2017
Record Date for Voting (if applicable) :	April 21, 2017
Beneficial Ownership Determination Date :	April 21, 2017
Meeting Date :	June 08, 2017
Meeting Location (if available)	1330 - 200 Granville Street Vancouver, B.C. V6C 1S4
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	39115V101	CA39115V1013

Sincerely,

Computershare

Agent for GREAT PANTHER SILVER LIMITED